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                             April 4, 2022

       Robert W. Eifler
       Chief Executive Officer
       Noble Finco Limited
       13135 Dairy Ashford, Suite 800
       Sugar Land, TX 77478

                                                        Re: Noble Finco Limited
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed March 31,
2022
                                                            File No. 333-261780

       Dear Mr. Eifler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       Exhibits

   1. We note that Travers Smith LLP has provided an opinion regarding the validity of the
                                                        Topco Shares to be
issued in the Business Combination in Exhibit 5.1. Please have counsel revise its
opinion to also opine that Topco has the corporate power and authority to execute and deliver
and to perform all of its obligations under the warrant agreements.
 Robert W. Eifler
FirstName
Noble FincoLastNameRobert W. Eifler
              Limited
Comapany
April       NameNoble Finco Limited
       4, 2022
April 24, 2022 Page 2
Page
FirstName LastName
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at
(202) 551- 3263. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Debbie Yee